Exhibit 99.1

Bright Scholar Filed Annual Report on Form 20-F for Fiscal 2020

FOSHAN, December 23, 2020 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it had filed its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended August 31, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2020. The annual report on Form 20-F, which contains the Company’s audited financial statements, can be accessed on the SEC’s website at http://www.sec.gov as well as via the Company’s investor relations website at http://ir.brightscholar.com. Hard copies of the annual report are available, free of charge, to shareholders upon request.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of November 30, 2020, Bright Scholar operated 94 schools across twelve provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507